UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	8 November 2021

Release number	26/21

BHP announces divestment of BMC interest

BHP today announced it has signed a Share Sale and Purchase Agreement to divest its 80 per cent interest in BHP Mitsui Coal (BMC), an operated metallurgical coal joint venture in Queensland.

Stanmore SMC Holdings Pty Ltd, a wholly owned subsidiary of Stanmore Resources Limited (Stanmore Resources), has agreed to acquire 100 per cent of the shares in Dampier Coal (Queensland) Pty Ltd from BHP Minerals Pty Ltd, the subsidiary which holds BHP’s interest in BMC, for cash consideration of up to US$1.35 billion.

The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earnout payable in the 2024 calendar year. Excluding the price-linked earnout, this represents an Enterprise Value/EBITDA multiple of 6.9x1.

The sale is subject to the satisfaction of certain conditions, including customary competition and regulatory approvals. This includes approval from the Foreign Investment Review Board. Stanmore Resources has agreed to a break fee payable where certain conditions are not satisfied.

Stanmore Resources would assume economic and operating control of BMC on completion of the sale, including its share of all current and future liabilities of BMC subject to certain limited exceptions. Completion is expected to occur in the middle of the 2022 calendar year.

BHP will continue to operate BMC until completion and work closely with Stanmore Resources to ensure a successful transition of ownership. BHP will provide certain transitional services to Stanmore Resources for a short period of time after completion.

BHP’s President Minerals Australia Edgar Basto said: “This transaction is consistent with BHP’s strategy, delivers value for our company and shareholders and provides certainty for BMC’s workforce and the local community.

“As the world decarbonises, BHP is sharpening its focus on producing higher quality metallurgical coal sought after by global steelmakers to help increase efficiency and lower emissions.

“South Walker Creek and Poitrel are well-run assets that have been an important part of our portfolio for many years and we are grateful for their contribution to BHP.

“Under this agreement, BMC will transition to Stanmore Resources, an ASX-listed company that has established relationships with Traditional Owners and strong engagement with their workforce and local communities.

“Stanmore Resources share our focus on safety performance and culture and support Australia’s commitments under the Paris Agreement.”

Net proceeds will be incorporated into and evaluated in accordance with our capital allocation framework to determine the appropriate manner to maximise value to shareholders via future dividends, share buybacks or combination of both.

[1]	Based on an unaudited EBITDA of US$174 million (80% basis) for the 12 months to 30 September 2021.

Stanmore Resources is an Australian Securities Exchange listed business with operations in Queensland’s Bowen Basin and has committed to oversee and operate BMC in compliance with industry best practice in relation to safety and environmental performance, as well as regulatory, community and workforce engagement.

Golden Energy and Resources Limited, a Singapore Exchange listed company and Stanmore Resources’ major shareholder, guarantees Stanmore Resources’ obligations to pay the purchase price and any break fee obligations to BHP up to US$600 million.

The review process for New South Wales Energy Coal is progressing, in line with the two-year timeframe announced in August 2020. BHP remains open to all options and continues consultation with relevant stakeholders.

About BMC

BHP Mitsui Coal (BMC) comprises the Poitrel and South Walker Creek operations, Red Mountain Infrastructure and the Wards Well development in Queensland, Australia. BHP Group Limited operates BMC as part of an 80:20 joint venture with Mitsui.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 8, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary